UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010


Mail Stop 7010

      December 20, 2005

Michael Davies
Chief Financial Officer
Reclamation Consulting and Applications, Inc.
23832 Rockfield Boulevard, Suite 275
Lake Forest, California 92630


      Re:	Reclamation Consulting and Applications, Inc.
		PRE R 14A filed December 14, 2005
      File No. 000-29881

Dear Mr. Davies:

	We have completed our review of your proxy statement and related filings and have no further comments at this time.


      Sincerely,



      Pamela A. Long
      Assistant Director



Cc:	James Turner
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, New York 10018
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Richard Astrom
National Residential Properties, Inc.
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